SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             Flagstar Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   337930 10 1
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                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                                Page 1 of 5 pages

CUSIP No.  337930 10 1                 13G
           -----------

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   1       NAME OF REPORTING PERSONS                        Catherine H. Rondeau
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                      (b)|_|

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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
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                       ---------------------------------------------------------
       NUMBER OF             5        SOLE VOTING POWER
        SHARES                                                           966,585
                       ---------------------------------------------------------
     BENEFICIALLY            6        SHARED VOTING POWER
       OWNED BY                                                                0
                       ---------------------------------------------------------
         EACH                7        SOLE DISPOSITIVE POWER
       REPORTING                                                         966,585
                       ---------------------------------------------------------
      PERSON WITH            8        SHARED DISPOSITIVE POWER
                                                                               0
                       ---------------------------------------------------------
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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         966,585
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*
                                       |X|
           FOR FURTHER INFORMATION, SEE ITEM 4(c) HEREIN.
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            7.1%
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   12      TYPE OF REPORTING PERSON*
                                                                              IN
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                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages

Item 1.  Security & Issuer:

         (a) This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Flagstar Bancorp, Inc. (the "Company").

         (b) The Company's principal executive offices are located at 2600 Telegraph Road, Bloomfield Hills, Michigan 48302-0968.

Item 2.  Identity & Background:

         (a) This statement is filed by Catherine H. Rondeau with respect to shares of Common Stock beneficially owned by her.

         (b) Address of Principal Office or, if none, residence is:

             2600 Telegraph Road, Bloomfield Hills, Michigan  48302-0968

         (c) Citizenship:

             United States of America

         (d) Title of Class of Securities:

             Common Stock, par value $.01

         (e) CUSIP Number:

             337930 10 1

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):

         Not Applicable.

Item 4(a).  Amount beneficially owned:

            966,585

Item 4(b).  Percent of Class:

            7.1%

Item 4(c). Number of shares as to which reporting person has:

          (i) sole power to vote or direct to vote:                      966,585
         (ii) shared power to vote or direct to vote:                          0
        (iii) sole power to dispose or direct the disposition of:        966,585
         (iv) shared power to dispose or direct the disposition of:            0

                                Page 3 of 5 pages

         The foregoing amounts do not include 6,015 shares of Common Stock owned solely by Ms. Rondeau's husband, and as to which Ms. Rondeau disclaims beneficial ownership pursuant to Rule 13d-4.

Item 5.  Ownership of Five Percent or less of a class:

         Not Applicable.

Item 6.  Ownership of more than Five Percent on behalf of another person:

         Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

         Not Applicable.

Item 8.  Identification and classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of Group:

         Not Applicable.

Item 10. Certification:

         Not Applicable.

                                Page 4 of 5 pages

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1998


                                           /s/ Catherine H. Rondeau
                                           -------------------------------------
                                           Catherine H. Rondeau


                                Page 5 of 5 pages